Exhibit 99.1

NEWS RELEASE

Highway Holdings to Resume Full Production for Playmaji

HONG KONG – July 27, 2023 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced that it will resume manufacturing for Playmaji, Inc., the Los Angeles-based company behind the modular multi-system game console Polymega®.

Highway Holdings previously announced a significant, multi-year order on October 15, 2020 to manufacture Playmaji’s Polymega game consoles and accessories. Subsequent to the announcement, complications from the COVID-19 pandemic created micro-chip and component shortages and logistics and shipping delays, which in turn resulted in lower-than-expected manufacturing volume and production yields for FY2020-2022. With pandemic-era related production issues resolved and fresh momentum behind the project following Playmaji’s recent announcement of a partnership and minority investment from Atari, Playmaji and Highway Holdings anticipate returning to full production in Q2 /Q3 2023 and delivering to customers and distributors Polymega gaming hardware consistently going forward into the future.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are very excited to resume full production manufacturing for Playmaji. Playmaji’s Polymega is one of the most innovative retro hardware consoles on the market and we look forward to supporting the expected growth given its unique market position and expanding audience of enthusiast gamers. We are targeting to achieve or exceed the prior reported business value anticipated under the original multi-year manufacturing order announced on October 15, 2020, and think this can still be achieved and possibly exceeded without the restraints of COVID-19. The full-scale resumption of game console manufacturing comes at an ideal time for us, as production at our facilities has not yet returned to full utilization levels following COVID-19.”

About Playmaji

Playmaji is obsessed with delivering authentic gaming experiences to the masses and moving games forward into the future. We achieve this through timeless design, careful focus on authentic gameplay and user experiences, and by creating a platform that aspires to provide a high quality, legal alternative to game piracy.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information, visit the Company’s website at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

July 21, 2023

Dear Shareholder:

As a holder of common shares of Highway Holdings Limited (the “Company”), you previously received a notice of the annual meeting to be held on August 25, 2023. Attached to the notice of the annual meeting was a Proxy Statement soliciting your vote at that meeting. The foregoing Proxy Statement contains a typographical error because it incorrectly states that, as of the close of business on June 28, 2023 (the “Record Date”), there were 4,091,825 shares of the Company issued and outstanding. Instead, the Proxy Statement should have stated that, as of the Record Date, there were 4,391,825 shares of the Company issued and outstanding. Except for the incorrect references to “4,091,825,” the foregoing materials are all valid and may be relied on by you. The proxy card included with the materials is correct and can be used to vote your shares at the annual meeting in the manner stated in the Proxy Statement.

Thank you.

/s/ Alan Chan
Alan Chan,
Corporate Secretary

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